UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2003

SYNGENTA AG
(Translation of Registrant’s Name Into English)

Schwarzwaldallee 215
4058 Basel
Switzerland

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)
Form 20-F |X|	Form 40-F |_|
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)
Yes |_|	No |X|
(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__)

Re:	SYNGENTA AG Notification of major interests in shares

Filed herewith is a notification of major interests in shares by Syngenta AG. The full text of the notification follows:
# # #

Notification of share ownership

Based on Article 20 of the Swiss Stock Exchange Act Syngenta AG has received the following notification from a shareholder on December 12, 2002. MFS Investment Management holds 5,256,336 ordinary shares and 1,964,629 ADRs of Syngenta AG, corresponding to 5.02% of shares outstanding.

In compliance with Article 19 of the Swiss Stock Exchange Ordinance–FBC this information will be published in the Swiss Official Gazette of Commerce.

Syngenta AG
Basel, Switzerland January 10, 2003

Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SYNGENTA AG

By:	/s/ Christoph Mäder

Name: Christoph Mäder
Title: General Counsel

By:	/s/ Damian Heller

Name: Damian Heller
Title: Company Secretary

Date:	January 10, 2003